SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________


                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                           Savings and Investment Plan
                       for Employees of Weingarten Realty
                            (Full title of the plan)
                              ____________________


                           WEINGARTEN REALTY INVESTORS
          (Name and issuer of the securities held pursuant to the plan)
                            2600 Citadel Plaza Drive
                              Houston, Texas  77008
                    (Address of principal executive offices)

Financial  Statements  and  Exhibit
-----------------------------------
     (a)  Financial  statements.
          (1)     Report of Independent Registered Public Accounting Firm
          (2) Statements of Net Assets Available for Benefits As of December 31, 2003 and 2002
          (3) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002
          (4)     Notes  to  Financial  Statements
          (5)     Schedule of assets (Held at End of Year) as of
                  December  31,  2003

                  The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

     (b)     Exhibit.

                  23.1  -   Consent  of  Independent  Registered  Public
                            Accounting  Firm



Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   SAVINGS AND INVESTMENT PLAN FOR
                                   EMPLOYEES OF WEINGARTEN REALTY

                                   By:  Weingarten  Realty  Investors


Date:  June  29,  2004             By:_____________________________________
                                        Andrew  M.  Alexander,  President/
                                           Chief  Executive  Officer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


BDO  Seidman,  LLP
Houston,  Texas
June  16,  2004

                        SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES  OF WEINGARTEN REALTY
                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          DECEMBER 31, 2003 AND 2002


ASSETS
------
                                                                2003               2002
                                                       -------------      -------------
Investments, at fair value:
  Cash . . . . . . . . . . . . . . . . . . . . . . . . $     10,068       $      -
  Pooled separate accounts . . . . . . . . . . . . . .        -              7,140,150
  Mutual funds . . . . . . . . . . . . . . . . . . . .   11,370,660              -
  Stable value unitized fund . . . . . . . . . . . . .    3,183,174              -
  Guaranteed interest contract . . . . . . . . . . . .        -              3,604,060
  Common stock fund. . . . . . . . . . . . . . . . . .    2,412,080          1,795,875
  Participant loans. . . . . . . . . . . . . . . . . .      354,401            303,157
                                                       -------------      -------------

Total investments. . . . . . . . . . . . . . . . . . .   17,330,383         12,843,242
                                                       -------------      -------------

Receivables:
  Employer contributions . . . . . . . . . . . . . . .        -                 52,716
  Participants' contributions. . . . . . . . . . . . .        -                 95,172
                                                       -------------      -------------

Total receivables. . . . . . . . . . . . . . . . . . .        -                147,888
                                                       -------------      -------------


Total assets . . . . . . . . . . . . . . . . . . . . .   17,330,383         12,991,130
                                                       -------------      -------------


LIABILITIES
-----------
Excess loan payments . . . . . . . . . . . . . . . . .          185              -
Fee payable. . . . . . . . . . . . . . . . . . . . . .          375              -
                                                       -------------      -------------

Total liabilities. . . . . . . . . . . . . . . . . . .          560              -
                                                       -------------      -------------

Net assets available for benefits. . . . . . . . . . . $ 17,329,823       $ 12,991,130
                                                       =============      =============

                        SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES  OF WEINGARTEN REALTY
            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                2003             2002
                                                       -------------    -------------
Additions:
     Investment income:
         Interest income:
             Participant loans . . . . . . . . . . . . $     22,501     $     24,778
             Guaranteed interest contract. . . . . . ..     139,218          145,669
             Dividends/Interest. . . . . . . . . . . .       83,953             -
     Net appreciation (depreciation) in fair value
             of investments:
             Pooled separate accounts. . . . . . . . .    1,443,787       (1,438,699)
             Stable value unitized fund. . . . . . . .       23,108             -
             Mutual funds. . . . . . . . . . . . . . .      530,945             -
             Common stock fund . . . . . . . . . . . .      379,164          283,860
                                                       -------------    -------------

Total investment income (loss) . . . . . . . . . . . .    2,622,676         (984,392)
                                                       -------------    -------------

Contributions:
     Participants' . . . . . . . . . . . . . . . . . .    1,491,005        1,297,590
     Employer. . . . . . . . . . . . . . . . . . . . .      526,144          485,225
     Rollover. . . . . . . . . . . . . . . . . . . . .      138,931          210,888
                                                       -------------    -------------

Total contributions. . . . . . . . . . . . . . . . . .    2,156,080        1,993,703
                                                       -------------    -------------

Total additions. . . . . . . . . . . . . . . . . . . .    4,778,756        1,009,311
                                                       -------------    -------------

Deductions:
     Benefits paid to participants . . . . . . . . . .      421,820          643,079
     Administrative expenses . . . . . . . . . . . . .       18,243           26,316
                                                       -------------    -------------

Total deductions . . . . . . . . . . . . . . . . . . .      440,063          669,395
                                                       -------------    -------------

Net increase . . . . . . . . . . . . . . . . . . . . .    4,338,693          339,916

Net assets available for benefits, beginning of year .   12,991,130       12,651,214
                                                       -------------    -------------

Net assets available for benefits, end of year . . . . $ 17,329,823     $ 12,991,130
                                                       =============    =============


                        SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES  OF WEINGARTEN REALTY
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - PLAN DESCRIPTION

     The following description of the Savings and Investment Plan for Employees of Weingarten Realty ("the Plan") provides only general information. The Plan provides retirement and related benefits for employees of Weingarten Realty Investors ("WRI") and its wholly owned subsidiary, Weingarten Realty Management Company ("WRMC"), (collectively, the "Company"). Participants should refer to the Plan agreement or Summary Plan Description (SPD) for a more complete description of the Plan's provisions.

General

     The Plan is a contributory, defined contribution 401(k) plan available to qualifying employees of the Company. John Stacy (V.P. Human Resources at WRI) is the plan administrator. To be eligible to participate in the Plan, an employee must have attained the age of 21 and have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

     Participants may elect to contribute up to the maximum amount allowed by the Internal Revenue Service ("IRS") of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company will match up to 50% of the first 6% of the participant's compensation for each plan year. The match is invested in various investment options as directed by the participant.

     The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based on the ratio of the participant's compensation to the compensation of all participants during the year. No discretionary contributions are invested in Weingarten Realty Common Shares. No discretionary contributions were made during the years ended December 31, 2003 and 2002.

Rollovers

     Rollovers represent funds transferred to the Plan from other plans of the participants.

Participants' Accounts

     Each participant's account is credited with the participant's and the Company's contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 15 funds as investment options for participants.

Vesting

     Participants are immediately vested in their pre-tax deferred contributions and any income or loss thereon. Participants become 100% vested in Company contributions after five years of service.

                        SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES  OF WEINGARTEN REALTY
                         NOTES TO FINANCIAL STATEMENTS


Payment of Benefits

     Upon termination of service, due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options.

Forfeitures

     All employer contributions credited to a participant's account, but not vested are forfeited by the participant upon withdrawal of the full vested value of his or her account. Forfeitures of employer contributions credited to a participant's account are applied to reduce subsequent employer contributions. Forfeited accounts totaled $45,299 and $22,263 at December 31, 2003 and 2002, respectively.

Participant Loans

     Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant's account and bear interest at 5.0% - 10.5%. The loans are repaid ratably through bi-weekly payroll deductions over a period of five years or less.

Administrative  Expenses

     Certain administrative expenses of the Plan are paid directly by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The accompanying financial statements have been prepared under the accrual method of accounting.

Use  of  Estimates

     The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment  Valuation  and  Income  Recognition

     Investments are stated at fair value. Investments in registered companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unit price of the Weingarten Realty
Investors Stock Fund and collective trust investment fund is based on the current market value and fair values of underlying assets of the funds as determined by the trustee. Participant loans are valued at cost, which approximate fair value.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                        SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES  OF WEINGARTEN REALTY
                         NOTES TO FINANCIAL STATEMENTS


Payment of Benefits

     Benefits are recorded when paid.

Pooled Separate Accounts

     Accounts are established by the Massachusetts Mutual Life Insurance Company ("Mass Mutual") for the purpose of investing assets of multiple plans. Funds are in separate accounts and are not commingled with other assets of Mass Mutual for investment purposes.

NOTE 3 - INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets at December 31,:


                                                                   2003            2002
                                                           ------------    ------------
Mass Mutual, Fixed Income Fund. . . . . . . . . . . . . .  $     -         $ 3,604,060
Weingarten Realty Investors Stock Fund. . . . . . . . . .    2,412,080       1,795,875
Mass Mutual, Capital Appreciation . . . . . . . . . . . .        -           1,372,173
Mass Mutual, Core Bond. . . . . . . . . . . . . . . . . .        -           1,767,305
Mass Mutual, Core Value Equity. . . . . . . . . . . . . .        -           1,519,249
Mass Mutual, Mid Capital Growth II. . . . . . . . . . . .        -             655,284
Gartmore, Stable Value Unitized Fund . . . . . . . . . . .   3,183,174           -
Dodge & Cox Income Fund. . . . . . . . . . . . . . . . . .   2,055,189           -
American Funds, Washington Mutual R4 . . . . . . . . . . .   1,969,070           -
American Funds, Amfunds Growth Fund R-4. . . . . . . . . .   1,998,200           -
T.Rowe Price, Mid Cap Growth Fund. . . . . . . . . . . . .   1,097,255           -



NOTE 4 -PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants' accounts will become fully vested and non-forfeitable.

                        SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES  OF WEINGARTEN REALTY
                         NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INCOME TAX STATUS

     As of the financial statement date, the plan has applied for a favorable determination letter from the Internal Revenue Service to confirm its tax-exempt status. In the opinion of the Plan's trustee and legal counsel, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and qualifies the Plan and related trust funds for tax-exempt status.

NOTE 6 - RELATED PARTY TRANSACTIONS

     The Plan assets were managed by Massachusetts Mutual Life Insurance Company. During October 2003, the plans assets were transferred to Invesmart. Mass Mutual and Invesmart are custodians as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the daily operational services of the Plan amounted to $24,878 and $24,313 for the years ended December 31, 2003 and 2002, respectively.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                                 2003             2002
                                                                        -------------    -------------
Net assets available for benefits per the financial statements . . . . .$ 17,329,823     $ 12,991,130
Contributions receivable from employer . . . . . . . . . . . . . . . . .       -              (52,716)
Contributions receivable from participants . . . . . . . . . . . . . . .       -              (95,172)
                                                                        -------------    -------------
Net assets available for benefits per the Form 5500. . . . . . . . . . .$ 17,329,823     $ 12,843,242
                                                                        =============    =============


     The following is a reconciliation of total additions per the financial statements to Form 5500.


                                                                                  2003             2002
                                                                         -------------    -------------
Total additions per the financial statements . . . . . . . . . . . . . . $  4,778,756     $  1,009,311
Add:    Contributions receivable from employer at
        beginning of year. . . . . . . . . . . . . . . . . . . . . . . .       52,716           44,790
Add:    Contributions receivable from participants at
        beginning of year. . . . . . . . . . . . . . . . . . . . . . . .       95,172           92,727
Less:   Contributions receivable from employer at end of year. . . . . .        -              (52,716)
Less:   Contributions receivable from participants at end of year. . . .        -              (95,172)
Less:   Due to plan trustee payable at beginning of year . . . . . . . .        -              (12,182)
                                                                         -------------    -------------
Total additions per the Form 5500. . . . . . . . . . . . . . . . . . . . $  4,926,644     $    986,758
                                                                         =============    =============

                        SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES  OF WEINGARTEN REALTY
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003



                                                                                               Form 5500, Schedule H, Line 4i
                                                                                                            EIN:   74-1464203
                                                                                                             Plan:        002

     (b)                                  (c)                                                                          (e)
     Identity of Issue, Borrower, Lessor  Description of Investment, Including Maturity Date, Rate              (d)    Current
(a)  or Similar Party                       of Interest, Collateral, Par or Maturity Value                      Cost   Value
-----------------------------------------------------------------------------------------------------------------------------------

   Cash                                   Cash                                                                   $(i)  $     10,068
   Gartmore                               Stable Value Unitized Fund                                              (i)     3,183,174
   Dodge & Cox                            Dodge & Cox Income Fund                                                 (i)     2,055,189
   Dodge & Cox.                           Dodge & Cox Stock Fund                                                  (i)       711,845
   American Funds                         American Funds Washington Mutual R4                                     (i)     1,969,070
   Fidelity Investment                    Fidelity Contrafund                                                     (i)       249,195
   Vanguard Group                         Vanguard 500 Index Admin Fund                                           (i)       516,772
   American Funds                         Amfunds Growth Fund R-4                                                 (i)     1,998,200
   Wilshire Mutual Funds, Inc.            Wilshire Target Large Co. Growth Fund                                   (i)       510,639
   T. Rowe Price                          T.Rowe Price Mid Cap Value Fund                                         (i)       641,295
   T. Rowe Price                          T.Rowe Price Mid Cap Growth Fund                                        (i)     1,097,255
   Royce                                  Royce Total Return Fund                                                 (i)       206,471
   Columbia Management Group              Liberty Acorn Z Fund                                                    (i)       617,590
   Dreyfus                                Dreyfus Premier Intl Value A Fund                                       (i)        55,763
   American Funds                         American Funds Europacific Growth R4                                    (i)       741,376
*  Weingarten Realty Investors Stock      Weingarten Realty Investors Stock Fund                                  (i)     2,412,080
*  Participant Loans                      Due semi-monthly, bearing interest 5.0% to 10.5%                         -        354,401
-----------------------------------------------------------------------------------------------------------------------------------

   Total Assets                                                                                                        $ 17,330,383
                                                                                                                       ============

      *     A party in interest as defined by ERISA.
     (i)    Historical cost of participant directed investments are not a required disclosure.
            See accompanying Report of Independent Registered Accounting Firm.